FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 24, 2005

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for August 24, 2005 and incorporated by reference herein is the Registrant’s immediate report dated August 24, 2005.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: August 24, 2005

BluePhoenix Announces Product for Understanding and Mining COBOL
Applications;

BluePhoenixTM LogicMiner Helps Organizations Reduce COBOL Maintenance Cost and
Prepare for Modernization

CARY, N.C. & HERZLIA, Israel – August 24, 2005 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced an addition to its Legacy Understanding Solution Suite. BluePhoenixTM LogicMiner for COBOL helps companies reduce maintenance costs and prepare for ongoing modernization of their COBOL applications by providing detailed analysis of their COBOL code and mapping the interaction between various code components, teleprocessing monitors, files systems, databases and JCL. The information mined can also be used to prepare applications for further modernization to new technologies such as J2EE and .NET.

“Since LogicMiner quickly provides organizations a deep understanding of their COBOL environment, the return on investment is very short,” said Spencer Clarkson, product manager at BluePhoenix. “Reducing ongoing maintenance costs is one of the best ways to decrease costs – and LogicMiner helps achieve this.”

“The ability to understand the “what” rather than the “how” of current legacy applications is important in any move to more modern architectures,” said Fred White, senior vice president at Cook Systems International. “We are already using LogicMiner as part of our Application Re-Generation offering to provide the detailed application understanding necessary to support our re-factoring solutions. The ability to graphically see detailed legacy interactions allows us to produce modernized applications that are both better structured and easier to maintain”.

The Eclipse-based workbench supports detailed analysis of COBOL programs, COBOL Copybooks, CICS and IMS/DC interactions, CICS and IMS maps, VSAM and DL/1 file system interactions as well as database interactions such as SQL for DB2. Using this information both developers and other IT personnel can understand their current legacy environment in sufficient detail to eliminate unused source, determine any missing source, identify duplicate code and determine candidate code for ongoing clean-up. This detailed understanding also provides the core information about applications necessary to ensure that current application systems are in compliance with internal business procedures.

LogicMiner can also be used to assist in re-structuring applications in preparation for further modernization by aiding in eliminating application constructs such as “GOTOs”; legacy code patterns that make modernization efforts difficult.

LogicMiner joins BluePhoenix™ IT Discovery as part of the BluePhoenix Understanding Suite. IT Discovery is intended for the high level, “macro” analysis of legacy artifacts providing a single, technology independent view across numerous technologies. BluePhoenix LogicMiner for COBOL provides detailed “micro” analysis capabilities for the largest legacy environment in the world – the 200 billions lines of COBOL on mainframes.

LogicMiner also provides a business rule extraction capability that supports the separation of business logic from supporting code by allowing “code slicing”. Using data flow analysis, LogicMiner can extract code that is relevant to a business rule while eliminating the non-business code that is more specific to a technical environment.

“LogicMiner is an important addition to the BluePhoenix Modernization suite,” Clarkson said. “BluePhoenix already provides powerful automated migration capabilities for 4GLs such as NATURAL, ADSO and COOL:Gen, but migrating CICS/COBOL is different due to the complex architectural changes between historic mainframe environments and J2EE or .NET. LogicMiner not only lowers current legacy maintenance costs but also provides the understanding necessary to decide on the best technique for application modernization – whether that technique involves web service interfaces to legacy, automated migration to new environments or Redevelopment.”

BluePhoenix LogicMiner 2.1 is available immediately through BluePhoenix sales at sales@bphx.com and is supported on a 24 x 7 basis by the BluePhoenix worldwide support organization. For additional information please visit www.bphx.com.

About Cook Systems International

Cook Systems International has been a leading IT outsourcing and consulting firm in the US for over 15 years. They have extensive experience in providing a wide range of strategic solutions including Managed Technical Services, Staffing, Application Development, Application Support, Testing, eLearning, Mainframe Modernization, and Cobol Regeneration. Headquartered in Memphis, TN, Cook serves their large commercial and state government clients nationwide through branch offices in Dallas, TX; Little Rock, AR; Frankfort, KY; Montgomery, AL and Colorado Springs, CO. For more information about Cook Systems please visit www.cooksys.com.

About BluePhoenix Solutions

BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services, (including technology for Understanding, Migration, Remediation and Redevelopment), reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Australia and Israel.

The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our Web site at www.bphx.com

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
(781) 652-8945
tcohen@bphx.com